Exhibit 99.1

MoneyHero Group Announces Non-Binding Offer to Acquire MoneySmart

MoneyHero, the largest and only U.S. publicly traded personal finance platform in Greater Southeast Asia, submits US$8.0 million offer to acquire 100% of the shares of competitor MoneySmart

SINGAPORE, August 22, 2024 – MoneyHero Limited (NASDAQ: MNY) (“MoneyHero” or the “Company”), a market-leading personal finance and digital insurance aggregation and comparison platform in Greater Southeast Asia, today announced that it has made a non-binding offer to acquire 100% of the shares of MoneySmart, the second largest player in the market. This strategic move aims to consolidate MoneyHero’s leading position and unlock significant synergies in Asia’s rapidly evolving personal finance and insurance landscape.

Under the terms of the offer, MoneyHero has valued MoneySmart at US$8.0 million with potential valuation upside. The US$8.0 million consideration is to be paid in new MoneyHero shares whereas the potential additional valuation upside will be paid in cash contingent on the results of a thorough due diligence process. While MoneyHero’s intent is to acquire 100% of MoneySmart, the Company is also exploring the purchase of any number of shares from individual shareholders.

The consideration of US$8.0 million in MNY shares and an additional cash amount (to be defined based on due diligence results) references MoneySmart’s recent capital reduction reflected in recent filings made with the Accounting and Corporate Regulatory Authority of Singapore. MoneyHero’s offer reflects a premium for MoneySmart’s business, as well as confidence in the value that MoneySmart would bring to the combined entity.

“Our offer to MoneySmart reflects the strategic value of combining our two companies,” said Rohith Murthy, CEO of MoneyHero. “This acquisition will further strengthen our leadership in Greater Southeast Asia, delivering enhanced products, services, and technological innovation. Given MoneySmart’s recent share buyback, we believe we’ve made a fair and compelling offer that benefits both sides. Most importantly, we believe the synergies from this merger will drive significant value for our shareholders and customers.”

For more information about MoneyHero, including information for investors and learning about career opportunities, please visit www.MoneyHeroGroup.com.

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About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a market leader in the online personal finance and digital insurance aggregation and comparison sector throughout Greater Southeast Asia. The Company operates in the emerging markets of Singapore, Hong Kong, Taiwan, and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax, and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. Enterprise-wide, MoneyHero currently manages 279 commercial partner relationships and services 8.7 million Monthly Unique Users across its platform for the 12 months ended December 31, 2023. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

For inquiries, please contact:

Investors:

MoneyHero IR Team

IR@MoneyHeroGroup.com

Media:

Gaffney Bennett PR

MoneyHero@gbpr.com